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                                                                    Exhibit 99.4

BALDWIN PIANO & ORGAN COMPANY
4680 Parkway Drive
Mason, Ohio 45040
(513) 754-4500

CONTACT: Perry Schwartz, CFO                         Ken Di Paola or Art Gormley
         Baldwin Piano & Organ Company               The Dilenschneider Group
         (513) 576-4500                              (212) 922-0900


             BALDWIN PIANO ADOPTS INNOVATIVE SHAREHOLDER RIGHTS PLAN PLAN PERMITS QUALIFIED OFFERS TO PROCEED WITHOUT BOARD APPROVAL

         LOVELAND, Ohio, October 13, 1998 -- The Baldwin Piano & Organ Company (NASDAQ: BPAO) today announced that its board of directors has adopted a Shareholder Rights Plan and declared a shareholder dividend of one Stock Purchase Right for each share of common stock owned on October 22, 1998, the record date for the dividend.

         The Rights Plan was adopted to protect shareholders against partial tender offers and other abusive takeover tactics that might be used to gain control of Baldwin without paying all shareholders a full and fair price. Unlike Rights Plans adopted by hundreds of other publicly held companies, Baldwin's innovative plan will permit a Qualified Offer to go forward without board approval.

         A Qualified Offer, as defined by the plan, must meet certain reasonable and equitable criteria to ensure that the rights of all shareholders are protected, among them: the offer must be all cash, made to all shareholders, contain a firm financing commitment, and a fairness opinion from a nationally recognized investment bank. A Qualified Offer must result in the offeror acquiring at least 75 percent of Baldwin's then outstanding shares.

         The Rights Plan also mandates that the company's outside directors review the plan at least every two years to determine whether retaining the plan continues to be in the best interests of the company's shareholders.

         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin, said: "The Rights Plan is in keeping with the board's fiduciary duty to protect the rights of all shareholders. It will not prevent a takeover of Baldwin in the face of a Qualified Offer.



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         "The board's action was triggered by the alarming weakness in U.S.
securities markets. With share prices in free fall without regard to underlying value, this Rights Plan will prevent an acquirer with a "front-end loaded" offer from seizing control of the company without offering a full and fair price to all shareholders. This is of particular concern to Baldwin given the concentration of share ownership."

         She added, "The Rights are not intended to interfere with a transaction that is in the best interests of the Company's shareholders; it will not in any way weaken Baldwin's financial strength, or interfere with its business plans. The issuance of Rights under the Plan does not result in dilution, will not affect reported earnings per share, is not taxable to Baldwin or its shareholders, and will not change the way in which Baldwin shares are traded."

         Details of the Rights Plan will be contained in a letter to be mailed to all shareholders of record and in documents filed with the Securities and Exchange Commission.

         The Baldwin Piano & Organ Company has marketed piano products for over 136 years and has been providing consumer financing for the keyboard industry for nearly a century. Maker of America's best-selling pianos under the Baldwin, Chickering, and Wurlitzer brand names, the company also manufactures electronic and electro-mechanical components for original equipment manufacturers. Revenues in 1997 exceeded $143 million.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.


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